Filed Pursuant to Rule 424(b)(7) of the Securities Act of 1933
Registration No. 333-145555

Prospectus Supplement No. 1 dated September 14, 2007
(to Prospectus dated August 17, 2007)

Chemed Corporation

$200,000,000

1.875% Convertible Senior Notes due 2014,
the Related Note Guarantees, and
The Capital Stock Issuable Upon Conversion of the Notes

__________________________

Our prospectus dated August 17, 2007 relating to the offer for resale by certain of our securityholders of up to $200,000,000 aggregate principal amount of 1.875% Convertible Senior Notes due 2014 of Chemed Corporation, the related note guarantees and the shares of our capital stock issuable upon conversion of the notes, is hereby supplemented and amended to include the following information in the “Selling Securityholders” section on pages 45-49 of the prospectus.

This prospectus supplement should be read in conjunction with and accompanied by, and is qualified by reference to, the prospectus dated August 17, 2007, except to the extent that the information in this prospectus supplement supersedes any information contained in that document.

Investing in the notes or the capital stock issuable upon conversion of the notes involves risks.  Please consider the “Risk Factors” beginning on page 4 of the prospectus.

SELLING SECURITYHOLDERS

The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the prospectus and, where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding such selling securityholder supersedes the information in the prospectus.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Capital Stock That May Be Sold(1)	Percentage of Capital Stock Outstanding(2)
Alpine Associates	$ 5,521,000	2.76%	68,390.84	*
Alpine Associates II, L.P.	524,000	0.26%	6,491.00	*
Alpine Partners, L.P.	580,000	0.29%	7,184.69	*
BNP Paribas Arbitrage	19,500,000	9.75%	241,554.30	1.00%
Fore Convertible Master Fund, Ltd.	19,000	0.01%	235.36	*
Fore ERISA Fund, Ltd.	1,000	0.00%	12.39	*
Good Steward Trading Co., SPC Class F	105,000	0.05%	1,300.68	*
Silvercreek II	6,170,000	3.09%	76,430.26	*
Silvercreek Limited Partnership	9,830,000	4.92%	121,768.14	*

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*	Less than one percent (1%)

(1)
Assumes conversion of all of the holder’s notes at a conversion rate of 12.3874 shares of capital stock per $1,000 principal amount of notes.  This conversion rate is subject to adjustment, however, as described under “Description of the Notes —Conversion Rights.”  As a result, the number of shares of capital stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 23,915,868 shares of capital stock outstanding as of June 30, 2007.  In calculating this amount for each holder, we treated as outstanding the number of shares of capital stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

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Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 14, 2007